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                                                                 EXHIBIT 12

                      RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of the Company's earnings to fixed charges, on a consolidated basis, for the periods indicated:


            Nine Months
               Ended
            September 30,                           Year Ended December 31,
     -------------------------     --------------------------------------------------------
          1999        1998           1998        1997        1996        1995        1994
          ----        ----           ----        ----        ----        ----        ----

          7.8X        7.8X           6.8X        7.3X      8.1X <F1/>  6.6X <F2/>    7.7X

For purposes of this ratio, earnings have been calculated by adding to income before income taxes the distributed earnings of investees accounted for under the equity method and the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discounts and that portion of rental expense deemed to represent interest.

[FN]
<F1/> The ratio for 1996 includes the gain from the sale of the St. Louis
Cardinals Major League Baseball club, which increased income before income taxes by $54.7 million for the year. Excluding this one-time gain, the ratio would have been 7.9X.

<F2/> The ratio for 1995 includes the impact of the Tampa Brewery shutdown and the reduction of beer wholesaler inventories. Excluding these non-recurring items, the ratio would have been 7.6X.